Delisting Determination, The Nasdaq Stock Market, LLC,
August 11, 2020, Global Eagle Entertainment Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Global Eagle Entertainment Inc. (the Company), effective at the opening of the trading session on August 21, 2020. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on July 24, 2020. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on August 4, 2020.